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                                                                                                         Exhibit 12.1

                                                     Tekni-Plex, Inc.
                                            Ratio of Earnings to Fixed Charges
                                                      (in thousands)




                                                                     For the Years Ended           For the Quarters Ended
                                     ----------------------------------------------------------- ----------------------------
                                         July 2,    June 30,    June 29,    June 28,    June 27,      September    September
                                           1999       2000        2001        2002       2003         27, 2002     26, 2003

Net income (loss)................      $ 14,997    $(20,968)  $(18,994)    $ (6,587)    $ 3,390       $ (4,768)    $ (1,141)

Income tax povision (benefit)....        14,150      (7,514)    (7,069)       5,677       2,306         (2,560)        (760)

Interest.........................        40,769      95,771     76,569       70,934      71,266         17,662       17,526

Unrealized loss on derivative
  contracts......................             -           -     13,891        7,830        1997          5,344       (2,454)

Earnings before fixed charges....        69,916      67,289     64,397       77,854      78,959         15,678       13,171

Fixed charges....................        40,769      38,447     76,569       70,934      71,266         17,662       17,526

Ratio of earnings to fixed
  charges........................           1.7         1.8          -          1.1         1.1              -            -

Amount fixed charges exceeds
  earnings before fixed charges..                               12,172                                   1,984        4,355

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